Exhibit 99.1

TeliaSonera Restates Historical Financial Information and Operational Data for the Financial Years 2006 and 2005 According to New Organizational Structure

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 13, 2007--TeliaSonera (NASDAQ:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) hereby presents, ahead of the interim report January-March 2007, restated historical financial information and operational data (pro forma) for the financial years 2006 and 2005 for the four business areas that operate under the Group's new organizational structure. For restated quarterly data see www.teliasonera.com/investorrelations

On January 1, 2007, TeliaSonera switched from a country-based organization to a new structure, designed to capture the strong growth within mobility and broadband services as well as managed services for enterprises and in addition the high growth in the eastern markets. The new organization is aimed at improving business focus and reducing complexity in order to boost profitable growth and increase speed of implementation. TeliaSonera's operations are divided into four business areas; Mobility Services, Broadband Services, Integrated Enterprise Services, and Eurasia.

Consequently, TeliaSonera's financial reporting has been changed to reflect the new structure. The restatement of historical financial information and operational data for the financial years 2006 and 2005 will have no impact on reported group numbers as published in the Annual Report 2006 or on the issued outlook.

Mobility Services

The business area is responsible for personal mobility services for the consumer and enterprise mass markets. Products and services in focus include mobile voice & data, mobile content, WLAN Hotspots, mobile over broadband, mobile/PC convergence and Wireless Office. The operations comprise the mobile operations in Sweden, Finland, Norway, Denmark, Lithuania, Latvia, Estonia and Spain and have around 7,100 employees.

SEK in millions, except margin and	Pro forma	Pro forma
number of subscriptions	Jan-Dec	Jan-Dec
	2006	2005

Net sales	41,949	40,274

EBITDA excl. non-recurring items	13,844	12,492

Margin (%)	33.0	31.0

Operating income excl. non-
recurring items	9,610	7,713

CAPEX	3,252	3,897

Number of subscriptions, end of
period (thousands)	13,434	13,000

Broadband Services

The business area is responsible for mass market services for connecting homes and offices and for home communications. Products and services in focus include broadband over copper, fiber and cable, IP TV, voice over Internet, home communications services, IP-VPN/Business Internet, leased lines and traditional telephony. The business area operates the group common core network, including the data network of the international carrier business. The business area comprises operations in Sweden, Finland, Norway, Denmark, Lithuania, Latvia, Estonia and international carrier operations and has around 14,600 employees.

	Pro forma	Pro forma
SEK in millions, except margin and	Jan-Dec	Jan-Dec
number of subscriptions	2006	2005
Net sales	40,880	41,399
EBITDA excl. non-recurring items	13,629	13,604
Margin (%)	33.3	32.9
Operating income excl. non-recurring
items	8,295	7,281
CAPEX	4,605	4,584
Number of subscriptions, end of period
(thousands)
Broadband	1,990	1,430
Fixed voice	6,497	7,064

Integrated Enterprise Services

The business area is responsible for the Nordic and Baltic business where TeliaSonera is engaged in managing the internal IT and telecom infrastructure of the enterprises. The business area also takes on responsibilities for enterprises' total telecommunications needs. Customer offerings include networked IT services, voice & data solutions, systems integration and converging services as well as highly standardized solutions for the SME segment. Example of services are management of LAN, servers, work stations, IP PABXs and call centers, mobility and security solutions and horizontal standard applications, e.g. e-mail services. The business area offers end-to-end management solutions with service guarantees. Integrated Enterprise Services has around 3,400 employees.

	Pro forma	Pro forma
	Jan-Dec	Jan-Dec
SEK in millions, except margin	2006	2005
Net sales	12,940	12,946
EBITDA excl. non-recurring items	360	121
Margin (%)	2.8	0.9
Operating income excl. non-
recurring items	44	-181
CAPEX	324	373

Eurasia

The business area comprises the majority-owned Fintur operations in Kazakhstan, Azerbaijan, Georgia and Moldova. The business area is also responsible for developing TeliaSonera's shareholding in Russian MegaFon (44 percent) and Turkish Turkcell (37 percent). The main responsibility is to create shareholder value and to exploit penetration growth in the respective countries. The business area has around 2,000 employees.

	Pro forma	Pro forma
SEK in millions, except margin and number	Jan-Dec	Jan-Dec
of subscriptions	2006	2005
Net sales	8,508	6,367
EBITDA excl. non-recurring items	4,759	3,474
Margin (%)	55.9	54.6
Income from associated companies, Russia	2,780	1,176
Income from associated companies, Turkey	2,020	1,761
Operating income excl. non-recurring items	8,527	5,647
CAPEX	2,699	2,449
Number of subscriptions, end of period
(thousands)
Subsidiaries	7,352	6,146
Associated companies	67,149	53,196

TeliaSonera will present the interim report January-March 2007 on Tuesday April 24, 2007.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and the company had a total of 96 million customers in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
press service, +46-(0)8-713 58 30